Filed pursuant to Rule 424(b)(5)
Registration No. 333-272324

Amendment No. 1 dated October 18, 2024 to Prospectus Supplement dated August 22, 2024 (To Prospectus dated August 9, 2023)

Up to US$2,900,000
Common Shares

Snow Lake Resources Ltd.

This Amendment No. 1 to Prospectus Supplement, or this Amendment, amends our prospectus supplement dated August 22, 2024, or the Prospectus Supplement. This Amendment should be read in conjunction with the Prospectus Supplement and the base prospectus dated August 9, 2023 (File No. 333-272324 ), or the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement or the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

We entered into an ATM Sales Agreement dated August 22, 2024, or the Sales Agreement, with ThinkEquity LLC, or ThinkEquity or the Sales Agent, relating to our common shares, no par value, offered by the Prospectus Supplement and the Prospectus. On October 18, 2024, we entered into an amendment to the Sales Agreement to increase the amount of common shares we may offer and sell pursuant thereto from US$1,000,000 to US$2,900,000.

Our common shares are listed on the Nasdaq Capital Market under the symbol “LITM.” The last reported sale price of our common shares on the Nasdaq Capital Market on October 17, 2024 was US$0.30 per share.

We are filing this Amendment to amend the Prospectus Supplement to update the amount of our common shares we are eligible to sell under General Instruction I.B.5 of Form F-3 and pursuant to the Sales Agreement, as amended. As of the date of this Amendment, the aggregate market value of our outstanding common shares held by non-affiliates, or our public float, was approximately US$9,716,378, which was calculated based on 21,122,561 outstanding common shares held by non-affiliates as of the date of this Amendment, and at a price of US$0.46 per share, which was the closing sales price of our common shares on August 19, 2024. Pursuant to General Instruction I.B.5. of Form F-3, in no event will we sell our securities in a public primary offering in reliance on General Instruction I.B.5. of Form F-3 with a value exceeding one-third of our public float in any 12-calendar-month period so long as our public float remains below US$75,000,000. During the 12 calendar months prior to and including the date of this Amendment, we have offered and sold a total of US$327,848 of securities pursuant to General Instruction I.B.5. of Form F-3.

As a result of these limitations and our current public float, and in accordance with the terms of the Sales Agreement, as amended, we may offer and sell up to US$2,900,000 of our common shares from time to time through the Sales Agent pursuant to the Prospectus Supplement, as amended by this Amendment, and the Sales Agreement, as amended. As of October 18, 2024, we have offered and sold 820,541 common shares pursuant to the Sales Agreement, as amended, for aggregate gross proceeds of approximately US$327,848.

Sales of our common shares, if any, under the Prospectus Supplement, as amended by this Amendment, and the Prospectus, may be made by any method permitted by law that is deemed an “at the market offering” as defined in Rule 415(a)(4) promulgated under the U.S. Securities Act of 1933, as amended, or the Securities Act. The Sales Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Capital Market. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

We will pay the Sales Agent a total commission for its services in acting as agent in the sale of common shares equal to 3.0% of the gross sales price per share of all shares sold through the Sales Agent as agent under the Sales Agreement, as amended. See “Plan of Distribution” for information relating to certain expenses of the Sales Agent to be reimbursed by us.

In connection with the sale of the common shares on our behalf, the Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Sales Agent will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Sales Agent with respect to certain liabilities, including liabilities under the Securities Act and the U.S. Securities Exchange Act of 1934, as amended.

We are an “emerging growth company” and a “foreign private issuer” as defined under U.S. federal securities laws, and, as such, have elected to comply with certain reduced public company reporting requirements for the Prospectus Supplement, as amended by this Amendment, and the Prospectus, and the documents incorporated by reference in the Prospectus Supplement, as amended by this Amendment, and the Prospectus, and may elect to comply with reduced public company reporting requirements in future filings.

Investing in our common shares involves a high degree of risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page S-18 of the Prospectus Supplement, and under similar headings in the Prospectus and the documents incorporated by reference into the Prospectus Supplement and the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Amendment, the Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ThinkEquity

The date of this Amendment No. 1 to Prospectus Supplement is October 18, 2024.

TABLE OF CONTENTS

AMENDMENT NO. 1 PROSPECTUS SUPPLEMENT

THE OFFERING

Common shares offered by us	Common shares having an aggregate offering price of up to US$2,900,000.
Common shares to be outstanding immediately after this offering	Up to 37,184,944 shares (as more fully described in the notes following this table), assuming sales of 8,573,842 common shares in this offering at an offering price of US$0.30 per share, which was the last reported sale price of our common shares on The Nasdaq Capital Market on October 17, 2024. The actual number of shares issued will vary depending on the sales price under this offering.
Manner of Offering	“At the market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market for our common shares in the United States or to or through a market maker, through the Sales Agent. See “Plan of Distribution.”
Use of proceeds	We intend to use the net proceeds of this offering for working capital and general corporate purposes. See “Use of Proceeds.”
Risk factors	Investing in our common shares involves a high degree of risk and purchasers of our common shares may lose part or all of their investment. You should read this Amendment, the Prospectus Supplement, the Prospectus, and the documents incorporated by reference in the Prospectus Supplement and the Prospectus carefully, including the sections entitled “Risk Factors” and our consolidated financial statements and related notes, before investing in our common shares.
Nasdaq Capital Market Symbol	“LITM”

The number of common shares to be outstanding immediately after this offering is based on 28,611,102 common shares outstanding as of the date of this Amendment, which includes 20,381,065 common shares outstanding as of December 31, 2023 and 8,230,037 common shares issued subsequent to December 31, 2023, and excludes:

●

807,771 common shares issuable upon the exercise of options outstanding as of the date of this Amendment under the Snow Lake Resources Ltd. Amended and Restated Stock Option Plan, or our Stock Option Plan, at a weighted average exercise price of C$4.18 (approximately US$3.03(1)) per share;

●	1,295,000 common shares issuable upon the exercise of warrants outstanding as of the date of this Amendment, with a weighted average exercise price of C$5.17 (approximately US$3.75(1)) per share;

●	440,000 common shares issuable upon the vesting of restricted share units outstanding as of the date of this Amendment;

●	Up to 1,000,000 common shares issuable upon the achievement of various milestones; and

●	1,598,961 common shares available for issuance under our Stock Option Plan.

(1)	Based on a daily average exchange rate of C$1.00 = US$0.7252 on October 17, 2024, as reported by the Bank of Canada.

Except as otherwise noted, all information in this Amendment assumes no exercise of the warrants and options or vesting of the restricted share units described above.

References in this Amendment to “C$” are to Canadian dollars and all references to “US$” in this Amendment are to United States dollars.

USE OF PROCEEDS

We may issue and sell common shares having aggregate sales proceeds of up to US$2,900,000 from time to time, before deducting sales agent commissions and expenses. The amount of proceeds from this offering will depend upon the number of our common shares sold and the market price at which they are sold. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will be able to sell any shares under or fully utilize the Sales Agreement, as amended, with the Sales Agent as a source of financing.

We intend to use the net proceeds, if any, from this offering for general corporate purposes and working capital. The foregoing expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty the particular uses for the net proceeds to be received from this offering. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, interest bearing instruments.

DILUTION

This offering will not be dilutive to new investors. As of December 31, 2023, our historical net tangible book value was US$18.4 million, or US$0.90 per share. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the 20,381,065 common shares outstanding as of December 31, 2023.

After giving effect to our issuance of an aggregate of 8,230,037 common shares subsequent to December 31, 2023, our pro forma net tangible book value as of December 31, 2023 would have been US$18.4 million, or US$0.64 per share.

After giving effect to the pro forma adjustments described above and the sale of 8,573,842 common shares in this offering in the aggregate amount of approximately US$2,900,000 at an assumed price of US$0.30 per share, which was the last reported sale price of our common shares on the Nasdaq Capital Market on October 17, 2024, and after deducting commissions and estimated offering expenses payable by us (estimated at US$258,893), our pro forma as adjusted net tangible book value as of December 31, 2023 would have been approximately US$20.7 million, or approximately US$0.56 per share. This represents an immediate decrease in pro forma as adjusted net tangible book value of approximately US$0.08 per common share to our existing shareholders and an immediate accretion in pro forma as adjusted net tangible book value of approximately US$0.26 per common share to purchasers of our common shares in this offering.

The following table illustrates these calculations on a per share basis:

Assumed offering price per share			US$	0.30
Historical net tangible book value per share as of December 31, 2023	US$	0.90
Decrease in net tangible book value per share attributable to the pro forma adjustments described above	US$	0.26
Pro forma net tangible book value per share as of December 31, 2023	US$	0.64
Decrease in pro forma net tangible book value per share attributable to this offering	US$	0.08
Pro forma as adjusted net tangible book value per share after giving effect to this offering			US$	0.56
Accretion per share to new investors purchasing shares in this offering			US$	0.26

The information discussed above is illustrative only and will adjust based on the actual price at which our common shares are sold.

The table and discussion above excludes:

●	807,771 common shares issuable upon the exercise of options outstanding as of the date of this Amendment under our Stock Option Plan, at a weighted average exercise price of C$44.18 (approximately US$3.03(1)) per share;

●	1,295,000 common shares issuable upon the exercise of warrants outstanding as of the date of this Amendment, with a weighted average exercise price of C$5.17 (approximately US$3.75(1)) per share;

●	440,000 common shares issuable upon the vesting of restricted share units outstanding as of the date of this Amendment;

●	Up to 1,000,000 common shares issuable upon the achievement of various milestones; and

●	1,598,961 common shares available for issuance under our Stock Option Plan.

(1)	Based on a daily average exchange rate of C$1.00 = US$0.7252 on October 17, 2024, as reported by the Bank of Canada.

PLAN OF DISTRIBUTION

We entered into the Sales Agreement with ThinkEquity as the Sales Agent under which we may issue and sell from time to time up to US$1,000,000 of our common shares through or to the Sales Agent as sales agent or principal. On October 18, 2024, we entered into an amendment to the Sales Agreement to increase the amount of common shares we may offer and sell pursuant to the Sales Agreement to US$2,900,000.

This following summary of the material provisions of the Sales Agreement, as amended, does not purport to be a complete statement of its terms and conditions. The original Sales Agreement has been furnished as an exhibit to a Report of Foreign Private Issuer on Form 6-K dated August 22, 2024 and incorporated into the registration statement of which this Amendment and the Prospectus Supplement form a part. The amendment to the Sales Agreement will be furnished as an exhibit to a Report of Foreign Private Issuer on Form 6-K and incorporated by into the registration statement of which this Amendment and the Prospectus Supplement form a part. Sales of common shares, if any, will be made at market prices by methods deemed to be an “at the market offering” as defined in Rule 415(a) promulgated under the Securities Act.

Upon delivery of a placement notice, the Sales Agent may offer the common shares subject to the terms and conditions of the Sales Agreement, as amended, on a daily basis or as otherwise agreed upon by us and the Sales Agent. We will designate the maximum amount of common shares to be sold through the Sales Agent on a daily basis or otherwise determine such maximum amount together with the Sales Agent. Subject to the terms and conditions of the Sales Agreement, as amended, the Sales Agent will use its commercially reasonable efforts to sell on our behalf all of the common shares requested to be sold by us. We may instruct the Sales Agent not to sell common shares if the sales cannot be effected at or above the price designated by us in any such instruction. We or the Sales Agent may suspend the offering of the common shares being made through the Sales Agent under the Sales Agreement, as amended, upon proper notice to the other party and subject to other conditions.

We will pay the Sales Agent a commission, in cash, for its services in acting as agent in the sale of our common shares. The aggregate compensation payable to the Sales Agent shall be equal to 3.0% of the gross sales price per share of all shares sold through the Sales Agent under the Sales Agreement, as amended. We also have agreed to reimburse the Sales Agent up to a maximum of US$63,000 for its costs and expenses relating to the Sales Agreement, as amended, including legal expenses, and up to US$32,500 annually for ongoing diligence expenses. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. The total expenses of the offering payable by us, excluding commissions payable to the Sales Agent under the Sales Agreement, is approximately US$153,893.

Settlement for sales of common shares will occur on the business day following the date on which any sales are made, or on some other date that is agreed upon by us and the Sales Agent in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our common shares as contemplated in the Prospectus Supplement, as amended by this Amendment, will be settled through the facilities of The Depository Trust Company or by such other means as we and the Sales Agent may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The Sales Agent is not required to sell any specific amount of securities, but will act as our sales agent using its commercially reasonable efforts, consistent with its sales and trading practices under the terms and subject to the conditions set forth in the Sales Agreement, as amended. In connection with the sales of the common shares on our behalf, the Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation to them will be deemed to be underwriting commissions or discounts. We have also agreed in the Sales Agreement, as amended, to provide indemnification and contribution to the Sales Agent with respect to certain liabilities, including liabilities under the Securities Act.

The offering of our common shares pursuant to the Sales Agreement, as amended, will terminate automatically upon the sale of all common shares subject to the Sales Agreement, as amended, and the Prospectus Supplement, as amended by this Amendment, or as otherwise permitted therein. We and the Sales Agent may each terminate the Sales Agreement, as amended, at any time upon ten days’ prior written notice.

The Sales Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the Sales Agent will not engage in any market making activities involving our common shares while the offering is ongoing under the Prospectus Supplement, as amended by this Amendment.

A Prospectus Supplement, this Amendment, and the Prospectus in electronic format may be made available on a website maintained by the Sales Agent, and the Sales Agent may distribute this Amendment, the Prospectus Supplement and the Prospectus electronically.

The transfer agent and registrar for our common shares is Endeavor Trust Corporation. The address for Endeavor Trust Corporation is Suite 702, 777 Hornby Street, Vancouver, BC V6Z 1S4 Canada, and its telephone number is (604) 559-8880.

Our common shares are listed on The Nasdaq Capital Market under the symbol “LITM.”

Up to US$2,900,000

Common Shares

Snow Lake Resources Ltd.

AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT

ThinkEquity

October 18, 2024